Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated.  Earnings consist of income from continuing operations plus fixed charges.  Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early.  We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

	Year Ended December 31,					Six Months Ended
	2013	2014	2015	2016	2017	June 2018

Net Income	172,521	221,349	233,315	383,367	104,910	169,919
Interest expense (1)	92,048	126,869	183,208	175,561	220,243	100,578
Income before fixed charges	264,569	348,218	416,523	558,928	325,153	270,497

Capitalized Interest	190	-	3,701	6,594	7,991	4,904
Interest Expense (1)	92,048	126,869	183,208	175,561	220,243	100,578
Total Fixed charges	92,238	126,869	186,909	182,155	228,234	105,482

Earnings/fixed charge coverage ratio	2.9x	2.7x	2.2x	3.1x	1.4x	2.6x

(1)  Includes interest refinance costs, gain and loss on refinancing and amortization of deferred financings costs.